UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS FINANCIAL PERFORMANCE

3Q21

***FPSO Carioca**, in Sepia field*
1st oil in August 2021

PETROBRAS

Petrobras Financial Performance in 3Q21

In 3Q21, Petrobras posted excellent operating and financial results. According to CEO Joaquim Silva e Luna, “It is with great honor that I share with you the results achieved. We reached our debt target much earlier than planned and we are sharing part of the wealth generated with society and our shareholders through taxes, dividends, job creation and investments. We still want much more for our Petrobras and, therefore, we will continue to work diligently and rationally, investing responsibly in the most profitable assets to generate more and more prosperity”.

In the opinion of CFO Rodrigo Araujo Alves, “To deliver numbers of such quality and to finally sort out our debt equation makes us proud. We strongly believe that we still have a lot of value to deliver, to be built from our cash flow, portfolio management and investments in resilient and world-class assets, which will certainly translate into enormous wealth for all our stakeholders”.

Main highlights of 3Q21:

▪	Gross debt of US$ 59.6 billion, 15 months ahead of target
▪	Recurring EBITDA of US$ 12 billion, solid operating cash flow, as a result of our operations, totaling US$10.5 billion
▪	Free cash flow of US$9 billion
▪	Cash inflows from our portfolio management totaling US$2.4 billion in the quarter, besides the receipt related to the co-participation agreement in Búzios, from our partners CNOOC and CNODC, of US$ 2.9 billion
▪	Approval of advance payment of dividends in the amount of R$ 2.44 per share, in addition to the R$ 2.42 approved in 2Q21
▪	Capex of US$6.1 billion in the nine months of 2021, up 2.2% from the same period in 2020
▪	Ambition to achieve neutrality of greenhouse gas emissions from scope 1 and 2 operations, alongside the intention to influence the achievement of the same objective in non-operated assets, within a period compatible with that established by the Paris Agreement
▪	Completion of the obligations relative to the agreement signed with the US Department of Justice (DoJ). Petrobras fulfilled its obligations, including the improvement of its integrity program and the delivery of information to the DoJ during the three-year agreement, which we fully complied with

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q21 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

Main Items *

Table 1 – Main items

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Sales revenues	23,255	20,982	13,148	59,935	39,772	10.8	76.9	50.7
Gross profit	11,392	10,824	6,280	30,223	16,961	5.2	81.4	78.2
Operating expenses	1,000	(1,929)	(2,751)	(2,961)	(19,858)	−	−	(85.1)
Consolidated net income (loss) attributable to the shareholders of Petrobras	5,938	8,121	(236)	14,239	(10,368)	(26.9)	−	−
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	3,332	7,717	633	11,273	(2,635)	(56.8)	426.4	−
Net cash provided by operating activities	10,528	10,823	8,584	28,595	21,818	(2.7)	22.6	31.1
Free cash flow	9,019	9,329	7,468	23,940	16,391	(3.3)	20.8	46.1
Adjusted EBITDA	11,623	11,750	6,214	32,279	19,580	(1.1)	87.0	64.9
Recurring adjusted EBITDA *	12,212	11,394	6,925	32,288	18,750	7.2	76.3	72.2
Gross debt (US$ million)	59,588	63,685	79,588	59,588	79,588	(6.4)	(25.1)	(25.1)
Net debt (US$ million)	48,132	53,262	66,218	48,132	66,218	(9.6)	(27.3)	(27.3)
Net debt/LTM Adjusted EBITDA ratio	1.17	1.49	2.33	1.17	2.33	(21.5)	(49.8)	(49.8)
Average commercial selling rate for U.S. dollar	5.23	5.30	5.38	5.33	5.08	(1.3)	(2.8)	4.9
Brent crude (US$/bbl)	73.47	68.83	43.00	67.73	40.82	6.7	70.9	65.9
Domestic basic oil by-products price (US$/bbl)	83.86	76.05	47.97	75.21	50.20	10.3	74.8	49.8
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.56	0.60	-	-	(6.7)

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

3

Consolidated Results

Net Revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Diesel	6,833	6,069	3,642	17,480	10,241	12.6	87.6	70.7
Gasoline	3,383	2,743	1,705	8,148	4,518	23.3	98.4	80.3
Liquefied petroleum gas (LPG)	1,291	1,120	854	3,327	2,461	15.3	51.2	35.2
Jet fuel	629	401	187	1,456	1,113	56.9	236.4	30.8
Naphtha	526	362	434	1,219	1,364	45.3	21.2	(10.6)
Fuel oil (including bunker fuel)	545	388	152	1,268	540	40.5	258.6	134.8
Other oil by-products	1,197	1,005	722	3,080	1,915	19.1	65.8	60.8
Subtotal Oil By-Products	14,404	12,088	7,696	35,978	22,152	19.2	87.2	62.4
Natural gas	1,716	1,333	752	4,086	2,692	28.7	128.2	51.8
Renewables and nitrogen products	12	9	13	34	45	33.3	(7.7)	(24.4)
Revenues from non-exercised rights	39	94	134	200	368	(58.5)	(70.9)	(45.7)
Electricity	1,038	591	94	2,172	466	75.6	1004.3	366.1
Services, agency and others	264	170	208	648	594	55.3	26.9	9.1
Total domestic market	17,473	14,285	8,897	43,118	26,317	22.3	96.4	63.8
Exports	5,607	6,359	3,889	16,103	12,308	(11.8)	44.2	30.8
Crude oil	4,130	4,711	2,865	11,642	9,171	(12.3)	44.2	26.9
Fuel oil (including bunker fuel)	1,169	1,254	881	3,624	2,551	(6.8)	32.7	42.1
Other oil by-products and other products	308	394	143	837	586	(21.8)	115.4	42.8
Sales abroad	175	338	362	714	1,147	(48.2)	(51.7)	(37.8)
Total foreign market	5,782	6,697	4,251	16,817	13,455	(13.7)	36.0	25.0
Total	23,255	20,982	13,148	59,935	39,772	10.8	76.9	50.7

In 3Q21, net revenue reached US$ 23.3 billion, an increase of 10.8% compared to 2Q21, mainly due to the 7% appreciation of Brent prices, the increase in volumes and prices of oil products in the domestic market and the higher revenue from natural gas and electricity. Revenue from oil products in the domestic market was 19.2% higher than in 2Q21, and the sales of diesel, gasoline and jet fuel were the highlights.

On the other hand, the higher volume of domestic oil processed in our refineries led to a reduction in the volume of exports, whose net revenue in 3Q21 decreased by 13.7% compared to 2Q21.

It is also worth highlighting the 28.7% growth in revenues from natural gas and 75.6% from electricity, as a result of the worsening of hydrological conditions and, consequently, the higher thermoelectric dispatch in the period.

In terms of the composition of domestic market revenue, diesel and gasoline continued to be the main products, accounting together for 71% of oil products domestic sales revenues in 3Q21.

4

In 3Q21, we continued with our strategy of diversifying our global customer base. The higher share of the oil from the Búzios field in the volume exported, which now accounts for more than half of total volumes in 3Q21, contributes to this strategy, given that the main buyers of this stream are located outside China.

In 3Q21, we had the following distribution of export destinations:

Table 3 – Oil export volume

	3Q21	2Q21	3Q20
China	39%	45%	62%
Europe	29%	21%	17%
Latam	10%	8%	7%
USA	9%	9%	5%
Asia	7%	5%	3%
India	4%	9%	4%
Caribbean	2%	3%	2%

Table 4 – Oil products export volume

	3Q21	2Q21	3Q20
Singapore	66%	55%	65%
USA	22%	18%	23%
Bahamas	4%	12%	0%
Other	8%	15%	12%

Cost of Goods Sold

Table 5 – Cost of goods sold

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Acquisitions	(4,607)	(3,597)	(1,175)	(10,541)	(4,507)	28.1	292.1	133.9
Crude oil imports	(1,486)	(1,620)	(656)	(4,057)	(2,605)	(8.3)	126.5	55.7
Oil by-product imports	(1,800)	(1,304)	(318)	(3,767)	(1,166)	38.0	466.0	223.1
Natural gas imports	(1,321)	(673)	(201)	(2,717)	(736)	96.3	557.2	269.2
Production	(6,448)	(6,145)	(5,304)	(17,569)	(17,078)	4.9	21.6	2.9
Crude oil	(5,363)	(4,941)	(4,280)	(14,240)	(13,637)	8.5	25.3	4.4
Production taxes	(2,530)	(2,499)	(1,336)	(6,653)	(4,119)	1.2	89.4	61.5
Other costs	(2,833)	(2,442)	(2,944)	(7,587)	(9,518)	16.0	(3.8)	(20.3)
Oil by-products	(650)	(706)	(529)	(1,952)	(1,664)	(7.9)	22.9	17.3
Natural gas	(435)	(498)	(495)	(1,377)	(1,777)	(12.7)	(12.1)	(22.5)
Production taxes	(141)	(153)	(89)	(415)	(288)	(7.8)	58.4	44.1
Other costs	(294)	(345)	(406)	(962)	(1,489)	(14.8)	(27.6)	(35.4)
Services rendered, electricity, renewables, nitrogen products, operations abroad and others	(808)	(416)	(389)	(1,602)	(1,226)	94.2	107.7	30.7
Total	(11,863)	(10,158)	(6,868)	(29,712)	(22,811)	16.8	72.7	30.3

5

In 3Q21, the cost of goods sold increased 16.8% compared to 2Q21, mainly due to higher volumes and prices of oil products and imported natural gas to meet the higher demand in 3Q21. Oil product import costs increased 38% and natural gas costs, 96.3%, strongly influenced by LNG imports. There were also higher costs with oil production, due to the higher volumes of oil products sold.

Operating Expenses

Table 6 – Operating expenses

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Selling, General and Administrative Expenses	(1,440)	(1,346)	(1,484)	(4,007)	(4,767)	7.0	(3.0)	(15.9)
Selling expenses	(1,103)	(1,086)	(1,175)	(3,137)	(3,756)	1.6	(6.1)	(16.5)
Materials, third-party services, freight, rent and other related costs	(924)	(925)	(999)	(2,633)	(3,211)	(0.1)	(7.5)	(18.0)
Depreciation, depletion and amortization	(159)	(140)	(160)	(448)	(411)	13.6	(0.6)	9.0
Allowance for expected credit losses	7	1	27	13	(3)	600.0	(74.1)	−
Employee compensation	(27)	(22)	(43)	(69)	(131)	22.7	(37.2)	(47.3)
General and administrative expenses	(337)	(260)	(309)	(870)	(1,011)	29.6	9.1	(13.9)
Employee compensation	(261)	(191)	(228)	(637)	(742)	36.6	14.5	(14.2)
Materials, third-party services, freight, rent and other related costs	(56)	(48)	(54)	(168)	(190)	16.7	3.7	(11.6)
Depreciation, depletion and amortization	(20)	(21)	(27)	(65)	(79)	(4.8)	(25.9)	(17.7)
Exploration costs	(133)	(191)	(268)	(538)	(437)	(30.4)	(50.4)	23.1
Research and development expenses	(151)	(147)	(92)	(415)	(255)	2.7	64.1	62.7
Other taxes	(217)	(46)	(398)	(369)	(761)	371.7	(45.5)	(51.5)
Impairment of assets	3,098	(90)	13	2,918	(13,358)	−	23730.8	−
Other income and expenses, net	(157)	(109)	(522)	(550)	(280)	44.0	(69.9)	96.4
Total	1,000	(1,929)	(2,751)	(2,961)	(19,858)	−	−	(85.1)

Selling expenses were 1.6% higher than in 2Q21, the higher sales in the domestic market were almost totally offset by the drop in logistics expenses, as a result of the lower export volume.

General and administrative expenses grew 29.6% due to wage increases of 10.42%, as per the collective bargaining agreement, and to the actuarial revision related to the co-participation of the health plan, after the suspension of the effects of CGPAR Resolution No. 23, a rule in force since 01/26/2018, and which established, among other topics, guidelines and parameters for the costing of employee health care benefits on federal state-owned companies. Following the approval of the legislative decree, the 60% / 40% ratio will be maintained and will remain for the duration of the current collective agreement or until a new adjustment between the parties. This resulted in the partial reversal of gains recorded in 4Q20.

In 3Q21, there was an impairment reversal of US$3.1 billion as a result of the revision of the short-term Brent curve for certain fields, especially Roncador, North Cluster and Berbigão-Sururu.

Other operating expenses reached US$ 157 million in 3Q21, 44% higher than in 2Q21, due to the actuarial revision related to the co-participation of the health plan and the absence of the complementary gain with the exclusion of ICMS (VAT tax) from the PIS/ COFINS calculation basis, which more than offset the gain from the receipt of the co-participation agreement for the Transfer of Rights surplus in the Búzios field and the gain from agreements on 6 blocks in Foz do Amazonas, in which we assumed 100% interest.

Adjusted EBITDA

3Q21 Adjusted EBITDA reached US$ 11.6 billion, in line with 2Q21, of US$ 11.8 billion. This result mainly reflects the appreciation of Brent prices and the increase in sales volume in the domestic market, which were offset by the actuarial revision related to the co-participation of the health plan and the absence of the complementary gain with the exclusion of the ICMS (VAT tax) from the PIS/COFINS calculation basis.

6

Financial results

Table 7 – Financial results

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Finance income	227	206	124	555	406	10.2	83.1	36.7
Income from investments and marketable securities (Government Bonds)	100	45	47	174	166	122.2	112.8	4.8
Other income, net	127	161	77	381	240	(21.1)	64.9	58.8
Finance expenses	(1,191)	(1,871)	(1,814)	(4,270)	(4,570)	(36.3)	(34.3)	(6.6)
Interest on finance debt	(669)	(904)	(971)	(2,325)	(2,825)	(26.0)	(31.1)	(17.7)
Unwinding of discount on lease liabilities	(303)	(297)	(342)	(895)	(994)	2.0	(11.4)	(10.0)
Discount and premium on repurchase of debt securities	(249)	(666)	(521)	(1,098)	(783)	(62.6)	(52.2)	40.2
Capitalized borrowing costs	269	266	213	747	707	1.1	26.3	5.7
Unwinding of discount on the provision for decommissioning costs	(195)	(195)	(147)	(579)	(499)	−	32.7	16.0
Other finance expenses and income, net	(44)	(75)	(46)	(120)	(176)	(41.3)	(4.3)	(31.8)
Foreign exchange gains (losses) and indexation charges	(3,898)	3,684	(2,496)	(4,767)	(6,830)	−	56.2	(30.2)
Foreign exchange gains (losses)	(2,957)	4,443	(1,351)	(1,956)	(5,127)	−	118.9	(61.8)
Reclassification of hedge accounting to the Statement of Income	(1,032)	(1,194)	(1,143)	(3,339)	(3,586)	(13.6)	(9.7)	(6.9)
Recoverable taxes inflation indexation income (*)	15	461	19	489	1,861	(96.7)	(21.1)	(73.7)
Other foreign exchange gains (losses) and indexation charges, net	76	(26)	(21)	39	22	−	−	77.3
Total	(4,862)	2,019	(4,186)	(8,482)	(10,994)	−	16.1	(22.8)
(*) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

Financial result in 3Q21 was negative by US$ 4.9 billion, compared to a positive result of US$ 2 billion in 2Q21, mainly reflecting foreign exchange losses, with no cash effect, related to the 9% devaluation of the Brazilian real against the dollar.

On the other hand, there was a 36.3% reduction in financial expenses, mainly due to lower expenses with premiums and transaction costs, reflecting the lower volume of repurchases in 3Q21 and lower financing expenses, following the reduction in the company's indebtedness. Gross debt reached US$ 59.6 billion in 3Q21, below the US$ 60 billion target established for 2022.

We ended 3Q21 with a currency exposure of US$34.8 billion compared to US$33.6 billion in 2Q21.

Net profit (loss) attributable to Petrobras shareholders

Net income was US$5.9 billion, 26.9% lower than in 2Q21, mainly due to the effect of the exchange rate variation on our debt, the non-recurring effects related to the healthcare plan and ICMS (VAT tax) detailed above and the absence of gains with the reversal of investment impairment on the sale of BR Distribuidora – currently Vibra Energia, which occurred in 2Q21.

On the other hand, we had positive results in 3Q21 with impairment reversal due to the revision of the short-term Brent curve, the gain from the receipt of the co-participation agreement regarding the surplus from the Transfer of Rights in the field and the effects of the non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

Net income benefited from non-recurring items in 3Q21, with emphasis on the reversal of impairment, the gain from the receipt of the co-participation agreement for the Transfer of Rights surplus in the Búzios field and the effects of the non-incidence of income taxes on indexation charges (SELIC interest rate) over undue taxes paid, partially offset by the actuarial revision related to the co-participation of the health plan. Excluding the non-recurring effects, net income would have been US$3.3 billion. Recurring Adjusted EBITDA was US$12.2 billion.

7

Special Items

Table 8 – Special items

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Net income	5,954	8,156	(257)	14,310	(10,669)	(27.0)	−	−
Nonrecurring items	3,936	615	(1,182)	4,518	(11,629)	540.0	−	−
Nonrecurring items that do not affect Adjusted EBITDA	4,525	259	(471)	4,527	(12,459)	1647.1	−	−
Impairment of assets and investments	3,090	335	(113)	3,301	(13,535)	822.4	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(7)	−	(43)	(41)	(43)	−	(83.7)	(4.7)
Gains and losses on disposal / write-offs of assets	118	57	218	222	133	107.0	(45.9)	66.9
Results from co-participation agreements in auctioned areas	667	−	−	667	−	−	−	−
Agreements signed for the electricity sector	−	78	−	78	−	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	455	−	455	1,780	−	−	(74.4)
Discount and premium on repurchase of debt securities	(246)	(666)	(520)	(1,095)	(781)	(63.1)	(52.7)	40.2
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	903	−	−	903	−	−	−	−
Financial updating on state amnesty programs	−	−	(13)	37	(13)	−	−	−
Other nonrecurring items	(589)	356	(711)	(9)	830	−	(17.2)	−
Voluntary Separation Plan	1	4	(78)	8	(1,022)	(75.0)	−	−
Amounts recovered from Lava Jato investigation	26	55	16	222	101	(52.7)	62.5	119.8
Gains / (losses) on decommissioning of returned/abandoned areas	(4)	−	(16)	(10)	(18)	−	(75.0)	(44.4)
State amnesty programs	26	−	(358)	143	(358)	−	−	−
Gains / (losses) related to legal proceedings	(104)	(144)	(139)	(248)	24	(27.8)	(25.2)	−
Equalization of expenses - Production Individualization Agreements	19	(9)	(136)	(33)	709	−	−	−
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	(21)	−	(21)	(83)	−	−	(74.7)
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	11	471	−	484	1,477	(97.7)	−	(67.2)
Gains/(losses) arising from actuarial review of health care plan	(852)	−	−	(852)	−	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	288	−	−	298	−	−	−	−
Net effect of nonrecurring items on IR / CSLL	(1,328)	(212)	313	(1,552)	3,899	526.4	−	−
Recurring net income	3,347	7,753	612	11,344	(2,937)	(56.8)	446.9	−
Shareholders of Petrobras	3,332	7,717	633	11,273	(2,635)	(56.8)	426.4	−
Non-controlling interests	15	36	(21)	71	(302)	(58.3)	−	−

Adjusted EBITDA	11,623	11,750	6,214	32,279	19,580	(1.1)	87.0	64.9
Nonrecurring items	(589)	356	(711)	(9)	830	−	(17.2)	−
Recurring Adjusted EBITDA	12,212	11,394	6,925	32,288	18,750	7.2	76.3	72.2

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

8

Capex

Investment (Capex) encompass acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 – Capex

						Variation %
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Exploration and Production	1,456	1,948	1,290	5,030	5,038	(25.3)	12.9	(0.2)
Refining, Transportation and Marketing	226	254	183	673	593	(10.9)	24.1	13.6
Gas and Power	94	94	131	252	270	0.2	(28.2)	(6.7)
Others	86	68	35	186	108	26.7	147.7	72.7
Total	1,863	2,364	1,638	6,140	6,008	(21.2)	13.7	2.2

In 3Q21, investments amounted US$ 1.9 billion, 21.2% below 2Q21 and 13.7% above 3Q20, more than 53% being capex related to growth.

Growth capex are those with the primary objective of increasing the capacity of existing assets, implementing new production, flow and storage assets, increasing asset efficiency or profitability and implementing essential infrastructure to enable other growth projects. It includes acquisitions of assets / companies and remaining investments in systems that started in 2019 and exploratory investments.

Sustaining capex, on the other hand, have the main objective of maintaining the operation of existing assets, they do not aim at increasing the capacity of the facilities. Includes investments in safety and reliability of installations, substitute well projects, complementary development, remaining investments in systems that entered before 2019, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure, and information technology (IT).

In 3Q21, investments in the Exploration and Production segment totaled US$ 1.5 billion, with approximately 62% related to growth. Investments were mainly concentrated in: (i) development of production in ultra-deep waters of the Santos Basin pre-salt (US$ 0.6 billion); (ii) exploratory investments in the pre-salt and post-salt (US$ 0.2 billion) and (iii) development of new projects in deep waters (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, investments totaled US$ 226 million in 3Q21, approximately 24% of which are growth investments. Investments in the Gas and Power segment totaled US$ 94 million in 3Q21, of which approximately 43% are growth capex.

The capex projection below the yearly estimate is due to the postponement of activities and optimization of exploratory expenses, with no impact on production for the year.

9

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi²	Petrobras Share	Status
Mero 1 FPSO Guanabara (Chartered unit)	2022	180,000	0.39	1.0	40.0%	Project in phase of execution with production system under construction. 13 wells drilled and 13 completed
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2022	150,000	0.63	2.3	92.66%[1]	Project in phase of execution with production system under construction. 7 wells drilled and 3 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.10	2.1	100%	Project in phase of execution with production system under construction. 1 well drilled and 1 completed³
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.03	1.6	100%	Project in phase of execution with production system under construction.³
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.04	0.8	40%	Project in phase of execution with production system under construction. 5 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.75	3.4	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.02	0.8	40%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6th module FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.02	2.1	92.66%[1]	Project in phase of execution, letter of intent signed for charter of the platform in February 2021. 2 wells drilled
Búzios 7th module P-78 (Owned unit)	2025	180,000	0.04	4.3	92.66%[1]	Project in phase of execution. FPSO contract signed in May 2021
Búzios 8th module P-79 (Owned unit)	2025	180,000	0.03	4.1	92.66%[1]	Project in phase of execution. FPSO contract signed in June of 2021. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.02	0.9	40%	Project in phase of execution, letter of intent signed for the platform charter in August of 2021. 4 wells drilled and 2 completed

¹ The effectiveness of the Co-participation agreement started in September of 2021. In October of 2021, partner CNOOC Petroleum Brazil Ltda. (CNOOC) expressed interest in exercising the option to purchase an additional share of 5% in the Production Sharing Contract of the Transfer of Rights Surplus. Petrobras share will change after the closing of this transaction.

² Total Capex with the Strategic Plan 2021-2025 assumptions and Petrobras working interest (WI). Chartered units leases are not included.

³ Refers to new wells. It is scope of the project to relocate some wells of the decommissioning units

10

Portfolio Management

In 2021, until October 27th, we have already signed the sale of 17 assets, among which we highlight the sales of RLAM, REMAN, BR Distribuidora, NTS 10% and Gaspetro. In addition, 13 processes were concluded, where we highlight the sales of BR Distribuidora and NTS 10%. The cash inflow in 2021 referring to these transactions was US$2.9 billion by October 27th, including the upfront cash from the signings.

Table 11 – Amounts received up to October 27th, 2021 and respective transaction value

Assets	Amounts received (US$ million)	Transaction amount [1] (US$ million)
Frade Field	36	100[4]
Dó-Ré-Mi Field	0.04	0.04[5]
Rio Ventura Cluster	33.9	94.2[5]
Mangue Seco 1	7.8[2]	8[2]
Mangue Seco 2	6.5[2]	6[2]
Mangue Seco 3 and 4	18[2]	16.8[2]
PUDSA	62	61.7[5]
BSBios	47	60[5]
NTS (10%)	285[2]	333[2]
Petrobras Distribuidora	2,238[2]	2,238[2]
Peroá Cluster	5	55
Miranga Cluster	11	220.1
Alagoas Cluster	60	300
Papa-Terra Field	6	105.6
Rabo Branco Field	1.5	1.5
RLAM	-	1,650
UTE Camaçari Cluster	-	17.6²
Gaspetro	-	394²
Termelétrica Potiguar (TEP)	-	16²
Cia Energética Manauara	-	15.6²
REMAN	28.4	189.5
Breitener	-	58.2
Lapa 10%	49.4	50[3]
GásLocal	10.5[2]	10.5 2/5
Total value	2,906.0	6,001.4

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow.

3Transaction signed in 2018

4Transaction signed in 2019

5Transaction signed in 2020

11

Liquidity and Capital Resources[1]

Table 12 – Liquidity and capital resources

US$ million	3Q21	2Q21	3Q20	9M21	9M20
Adjusted cash and cash equivalents at the beginning of period	10,424	12,543	20,009	12,384	8,265
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(602)	(579)	(539)	(659)	(888)
Cash and cash equivalents at the beginning of period	9,822	11,964	19,470	11,725	7,377
Net cash provided by (used in) operating activities	10,528	10,823	8,584	28,595	21,818
Net cash provided by (used in) investing activities	3,953	(994)	(565)	1,600	(4,193)
Acquisition of PP&E and intangibles assets	(1,505)	(1,485)	(1,115)	(4,640)	(4,486)
Investments in investees	(4)	(9)	(1)	(15)	(941)
Proceeds from disposal of assets - Divestment	2,404	301	604	2,906	1,038
Financial compensation for the Búzios Co-participation Agreement	2,938	−	−	2,938	−
Dividends received	94	133	97	294	201
Divestment (Investment) in marketable securities	26	66	(150)	117	(5)
(=) Net cash provided by operating and investing activities	14,481	9,829	8,019	30,195	17,625
Net cash provided by (used) in financing activities	(12,984)	(12,343)	(14,683)	(30,901)	(11,852)
Net financings	(7,489)	(9,029)	(13,236)	(20,606)	(6,359)
Proceeds from financing	86	1,614	101	1,754	15,897
Repayments	(7,575)	(10,643)	(13,337)	(22,360)	(22,256)
Repayment of lease liability	(1,482)	(1,432)	(1,400)	(4,381)	(4,371)
Dividends paid to shareholders of Petrobras	(3,980)	(1,848)	−	(5,828)	(1,020)
Dividends paid to non-controlling interest	(36)	(39)	(8)	(75)	(38)
Investments by non-controlling interest	3	5	(39)	(11)	(64)
Effect of exchange rate changes on cash and cash equivalents	(394)	372	(102)	(94)	(446)
Cash and cash equivalents at the end of period	10,925	9,822	12,704	10,925	12,704
Government bonds and time deposits with maturities of more than 3 months at the end of period *	537	602	670	537	670
Adjusted cash and cash equivalents at the end of period	11,462	10,424	13,374	11,462	13,374

Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	10,528	10,823	8,584	28,595	21,818
Acquisition of PP&E and intangibles assets	(1,505)	(1,485)	(1,115)	(4,640)	(4,486)
Investments in investees **	(4)	(9)	(1)	(15)	(941)
Free cash flow	9,019	9,329	7,468	23,940	16,391

On September 30, 2021, cash and cash equivalents totaled US$ 10.9 billion and adjusted cash and cash equivalents totaled US$ 11.5 billion.

In 3Q21, cash generated from operating activities reached US$ 10.5 billion and positive free cash flow totaled US$ 9.0 billion. This level of cash generation, together with the cash inflows from divestments of US$ 2.4 billion and the financial compensation for the Búzios Co-participation Agreement of US$ 2.9 billion were used to: (a) prepay debt and amortize principal and interest due in the period (US$ 7.6 billion), (b) amortize lease liabilities (US$ 1.5 billion), (c) fund capex of US$ 1.6 billion, and (d) distribute dividends of US$ 4.0 billion.

In 3Q21, the company settled several loans and financings, amounting to US$ 7.6 billion, notably: (a) the prepayment of banking loans in the domestic and international market totaling US$ 3.5 billion and (b) the US$ 2.7 billion repurchase of global bonds previously issued by the company in the international capital market, with net premium paid to bondholders amounting to US$ 249 million. These transactions allowed the company to reach, in 3Q21, the gross debt target of US$ 60 billion established for 2022.

[* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** In accordance with the Shareholders’ remuneration policy, the additions (reductions) in investments shall not be considered in the calculation.

12

 The anticipated achievement of the US$ 60 billion gross debt target, the high level of cash generation, and solid liquidity have allowed the company to approve a new anticipation of shareholder remuneration for 2021 in the amount of R$ 31.8 billion (US$ 6 billion). The dividends paid to shareholders for 2021 total R$ 63.4 billion (US$ 12 billion), representing a dividend yield of 17%, based on the market value on 12/31/2020.

Conciliation EBITDA x OCF x FCF x FCFE

US$ billion

[1] Accounts receivable, inventory and suppliers

[2] Includes issuances, amortization, prepayment and goodwill on bond repurchase

[3] Includes dividends received, non-controlling interest, investments in securities and foreign exchange rate variation over cash position

13

Debt

Cash generation and continuous debt management allowed the company to achieve, in 3Q21, the US$ 60 billion gross debt target set for 2022, more than 1 year ahead of schedule.

As of September 30, 2021, gross debt reached US$59.6 billion, 6.4% lower than June 30, 2021 and below the targets set for the years 2021 and 2022, mainly due to debt prepayments.

In addition, liability management helped increase the average maturity from 12.54 years to 13.50 years.

The Gross Debt/LTM adjusted EBITDA ratio decreased significantly from 1.78x on June 30, 2021 to 1.45x on September 30, 2021.

Net Debt decreased by 9.6% to US$ 48.1 billion. The Net Debt/LTM Adjusted EBITDA ratio decreased from 1.49x on June 30, 2021 to 1.17x on September 30, 2021, the best mark recorded since 3Q11, when leases were not yet accounted for as debt.

The improvement in the indicators is already being recognized by the market. On September 28th, rating agency Moody's raised Petrobras' credit rating by one notch, from "Ba2" to "Ba1", with a stable outlook. The agency also raised the company's intrinsic rating by 1 notch, from "ba2" to "ba1". With this upgrade Petrobras is rated one notch above the Brazilian government which, according to Moody's, is due to the company's superior credit profile, including proven resilience in adverse economic and business conditions.

Table 13 – Debt indicators

US$ million	09.30.2021	06.30.2021	Δ %	09.30.2020
Financial Debt	36,716	43,505	(15.6)	57,573
Capital Markets	22,213	25,178	(11.8)	32,553
Banking Market	10,524	14,028	(25.0)	19,878
Development banks	813	908	(10.5)	1,483
Export Credit Agencies	2,972	3,189	(6.8)	3,441
Others	194	202	(4.0)	218
Finance leases	22,872	20,180	13.3	22,015
Gross debt	59,588	63,685	(6.4)	79,588
Adjusted cash and cash equivalents	11,456	10,423	9.9	13,370
Net debt	48,132	53,262	(9.6)	66,218
Net Debt/(Net Debt + Market Cap) - Leverage	42%	40%	5.0	59%
Average interest rate (% p.a.)	6.0	5.9	1.7	5.8
Weighted average maturity of outstanding debt (years)	13.50	12.54	7.7	11.19
Net debt/LTM Adjusted EBITDA ratio	1.17	1.49	(21.5)	2.33
Gross debt/LTM Adjusted EBITDA ratio	1.45	1.78	(18.8)	2.80

14

Results by Segment

Exploration and Production[2]

Table 14 – E&P results

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Sales revenues	14,628	13,509	9,358	39,803	25,400	8.3	56.3	56.7
Gross profit	8,326	7,903	4,701	22,661	11,331	5.4	77.1	100.0
Operating expenses	3,706	(458)	(612)	2,728	(13,991)	−	−	−
Operating income (loss)	12,032	7,445	4,089	25,389	(2,660)	61.6	194.3	−
Net income (loss) attributable to the shareholders of Petrobras	7,971	4,948	2,707	16,847	(1,910)	61.1	194.5	−
Adjusted EBITDA of the segment	10,432	9,679	6,013	28,165	17,404	7.8	73.5	61.8
EBITDA margin of the segment (%)	71	72	64	71	69	(0.3)	7.1	2.2
Average Brent crude (US$/bbl)	73.47	68.83	43.00	67.73	40.82	6.7	70.9	65.9
Sales price - Brazil
Crude oil (US$/bbl)	69.54	65.57	42.30	64.19	38.90	6.1	64.4	65.0
Lifting cost - Brazil (US$/boe)*
excluding production taxes and leases	5.02	4.91	4.54	4.95	5.12	2.3	10.6	(3.4)
excluding production taxes	6.66	6.37	6.09	6.56	6.72	4.5	9.3	(2.3)
Onshore and shallow waters
with leases	14.27	13.43	11.96	13.35	15.17	6.3	19.4	(12.0)
excluding leases	14.27	13.43	11.96	13.35	15.17	6.3	19.4	(12.0)
Deep and ultra-deep post-salt
with leases	12.16	11.19	10.36	11.48	10.55	8.7	17.4	8.8
excluding leases	10.72	10.12	8.82	10.07	9.02	5.9	21.5	11.7
Pre-salt
with leases	4.35	4.22	3.86	4.39	4.17	3.1	12.6	5.4
excluding leases	2.53	2.52	2.27	2.58	2.48	0.3	11.5	4.1
including production taxes and excluding leases	18.50	17.07	11.21	17.24	11.01	8.4	65.0	56.6
including production taxes and leases	20.13	18.53	12.75	18.86	12.62	8.7	57.9	49.4
Production taxes - Brazil	2,981	2,633	1,582	7,973	4,396	13.2	88.4	81.4
Royalties	1,534	1,356	907	4,080	2,448	13.1	69.1	66.7
Special Participation	1,437	1,267	666	3,864	1,919	13.4	115.7	101.4
Retention of areas	11	9	9	29	29	22.2	22.2	0.3

In 3Q21, gross profit was US$ 8.3 billion, an increase of 5% when compared to 2Q21. This increase was due to higher revenues and was partially offset by higher government participation, both as a consequence of higher Brent prices.

Operating profit was US$ 12.0 billion, 62% higher than 2Q21, due to the reversal of impairment losses, as a result of the revision of average short-term Brent price projections.

In 3Q21, lifting cost remained at a similar level to that of 2Q21. Higher expenses with well interventions were offset by higher pre-salt production in the period, which reached 71% of total production.

In the pre-salt, lifting cost remained stable compared to the previous quarter. Higher expenses with well interventions in Santos Basin were offset by the production growth of P-70 and the start-up of FPSO Carioca.

In the post-salt, lifting cost increased compared to 2Q21 mainly due to higher expenses with well interventions in the Campos Basin.

In onshore and shallow water assets, 3Q21 lifting cost were impacted by higher electricity rates and higher maintenance costs, which, in addition to the appreciation of the real against the dollar, explain the increase in unit costs in the period.

In 3Q21, the increase in government participation is mainly due to the appreciation of the Brent price in the period.

* Leases refers to platform leasing

15

Refining, Transportation and Marketing

Table 15 – RTM results **

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Sales revenues	20,500	19,007	11,955	53,480	35,696	7.9	71.5	49.8
Gross profit	2,226	2,270	1,612	6,632	2,527	(1.9)	38.1	162.4
Operating expenses	(1,029)	(522)	(856)	(1,951)	(3,074)	97.1	20.2	(36.5)
Operating Income (Loss)	1,197	1,748	756	4,681	(547)	(31.5)	58.3	−
Net income (loss) attributable to the shareholders of Petrobras	1,046	1,673	403	3,972	(865)	(37.5)	159.6	−
Adjusted EBITDA of the segment	1,807	2,261	1,291	6,332	1,111	(20.1)	40.0	469.9
EBITDA margin of the segment (%)	9	12	11	12	3	(3)	(2)	9
Refining cost (US$ / barrel) - Brazil	1.69	1.63	1.41	1.64	1.78	3.7	19.9	(7.9)
Domestic basic oil by-products price (US$/bbl)	83.86	76.05	47.97	75.21	50.20	10.3	74.8	49.8

In 3Q21, gross profit was US$ 2.2 billion, US$ 43 million lower than in 2Q21, mainly due to the lower positive effect of inventory turnover between the quarters (US$ 694 million in 3Q21 vs. US$ 932 million in 2Q21). Excluding this effect, gross profit would have been US$1.53 billion in 3Q1 and US$1.34 billion in 2Q21.

We achieved better margins in the domestic market due to the increase in sales volumes. Gasoline captured a gain in share in the Otto cycle due to its price competitiveness against ethanol; diesel has increase in sales due to the seasonal effect of this product and jet fuel due to its seasonality, associated with the resumption of domestic and international flights in 3Q21 compared to 2Q21, which was affected by the second COVID wave.

Operating income decreased, as a result of lower gross profit and the increase in operating expenses, mainly due to higher provisions for losses in lawsuits.

In 3Q21, the Refining unit cost was slightly above 2Q21 due to higher costs for chemicals and catalysts and routine maintenance linked to conservation and repair activities. The higher throughput in 3Q21 partially diluted the higher costs.

16

Gas and Power

Table 16 – G&P results

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Sales revenues	3,444	2,654	1,582	8,306	5,469	29.8	117.7	51.9
Gross profit	778	994	821	2,648	2,753	(21.7)	(5.2)	(3.8)
Operating expenses	(772)	(665)	(513)	(2,183)	(1,840)	16.1	50.5	18.6
Operating income (loss)	6	329	308	465	913	(98.2)	(98.1)	(49.1)
Net income (loss) attributable to the shareholders of Petrobras	3	226	244	333	627	(98.7)	(98.8)	(46.9)
Adjusted EBITDA of the segment	194	388	413	905	1,280	(50.0)	(53.0)	(29.3)
EBITDA margin of the segment (%)	6	15	26	11	23	(9)	(20)	(13)
Natural gas sales price - Brazil (US$/bbl)	46.98	42.57	28.79	41.43	34.96	10.4	63.2	18.5

In 3Q21, gross profit was US$ 778 million, 21.7% lower compared to 2Q21, reflecting the impact of the increase in LNG acquisition costs on the natural gas commercialization margin, in a period of both higher non-thermoelectric demand and high level of natural gas-fired power generation, as a consequence of worsening hydrological conditions. This impact was partially offset by higher revenues from power generation in 3Q21.

In 3Q21 operating income was US$ 324 million lower than in 2Q21, due to lower gross profit and the positive impact on 2Q21 of higher revenues from asset sales (sale of the remaining part of NTS and sale of wind power plants).

17

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments, impairment, results with divestments and write-off of assets, and reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%)
US$ million	3Q21	2Q21	3Q20	9M21	9M20	3Q21 / 2Q21	3Q21 / 3Q20	9M21 / 9M20
Net income (loss)	5,954	8,156	(257)	14,310	(10,669)	(27.0)	−	−
Net finance income (expense)	4,862	(2,019)	4,186	8,482	10,994	−	16.1	(22.8)
Income taxes	1,867	3,784	(568)	5,970	(3,899)	(50.7)	−	−
Depreciation, depletion and amortization	3,108	2,822	2,873	8,786	9,209	10.1	8.2	(4.6)
EBITDA	15,791	12,743	6,234	37,548	5,635	23.9	153.3	566.3
Results in equity-accounted investments	(291)	(1,026)	168	(1,500)	677	(71.6)	−	−
Impairment	(3,098)	90	(13)	(2,918)	13,358	−	23730.8	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	7	−	43	41	43	−	(83.7)	(4.7)
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(119)	(57)	(218)	(225)	(133)	108.8	(45.4)	69.2
Results from co-participation agreements in bid areas	(667)	−	−	(667)	−	−	−	−
Adjusted EBITDA	11,623	11,750	6,214	32,279	19,580	(1.1)	87.0	64.9
Adjusted EBITDA margin (%)	50	56	47	54	49	(6.0)	3.0	5.0

18

Financial Statements

Table 18 - Income Statement - Consolidated

US$ million	3Q21	2Q21	3Q20	9M21	9M20
Sales revenues	23,255	20,982	13,148	59,935	39,772
Cost of sales	(11,863)	(10,158)	(6,868)	(29,712)	(22,811)
Gross profit	11,392	10,824	6,280	30,223	16,961
Selling expenses	(1,103)	(1,086)	(1,175)	(3,137)	(3,756)
General and administrative expenses	(337)	(260)	(309)	(870)	(1,011)
Exploration costs	(133)	(191)	(268)	(538)	(437)
Research and development expenses	(151)	(147)	(92)	(415)	(255)
Other taxes	(217)	(46)	(398)	(369)	(761)
Impairment of assets	3,098	(90)	13	2,918	(13,358)
Other income and expenses	(157)	(109)	(522)	(550)	(280)
	1,000	(1,929)	(2,751)	(2,961)	(19,858)
Operating income (loss)	12,392	8,895	3,529	27,262	(2,897)
Finance income	227	206	124	555	406
Finance expenses	(1,191)	(1,871)	(1,814)	(4,270)	(4,570)
Foreign exchange gains (losses) and inflation indexation charges	(3,898)	3,684	(2,496)	(4,767)	(6,830)
Net finance income (expense)	(4,862)	2,019	(4,186)	(8,482)	(10,994)
Results in equity-accounted investments	291	1,026	(168)	1,500	(677)
Income (loss) before income taxes	7,821	11,940	(825)	20,280	(14,568)
Income taxes	(1,867)	(3,784)	568	(5,970)	3,899
Net Income (Loss)	5,954	8,156	(257)	14,310	(10,669)
Net income (loss) attributable to:
Shareholders of Petrobras	5,938	8,121	(236)	14,239	(10,368)
Non-controlling interests	16	35	(21)	71	(301)

19

Table 19 - Statement of Financial Position – Consolidated

ASSETS - US$ million	09.30.2021	12.31.2020
Current assets	30,580	27,388
Cash and cash equivalents	10,919	11,711
Marketable securities	537	659
Trade and other receivables, net	4,699	4,731
Inventories	7,276	5,677
Recoverable taxes	1,471	2,595
Assets classified as held for sale	3,859	785
Other current assets	1,819	1,230

Non-current assets	148,610	162,622
Long-term receivables	14,272	20,200
Trade and other receivables, net	1,723	2,631
Marketable securities	45	44
Judicial deposits	7,848	7,281
Deferred taxes	892	6,451
Other tax assets	3,305	3,158
Other non-current assets	459	635
Investments	1,884	3,273
Property, plant and equipment	129,402	124,201
Intangible assets	3,052	14,948
Total assets	179,190	190,010

LIABILITIES - US$ million	09.30.2021	12.31.2020
Current liabilities	25,493	26,225
Trade payables	5,424	6,859
Finance debt	3,417	4,186
Lease liability	5,690	5,698
Taxes payable	4,074	2,834
Dividends payable	1,950	858
Short-term benefits	1,688	1,953
Pension and medical benefits	688	1,549
Liabilities related to assets classified as held for sale	960	685
Other current liabilities	1,602	1,603
Non-current liabilities	84,631	103,909
Finance debt	33,299	49,702
Lease liability	17,182	15,952
Income taxes payable	317	357
Deferred taxes	155	195
Pension and medical benefits	11,736	14,520
Provision for legal and administrative proceedings	2,204	2,199
Provision for decommissioning costs	17,452	18,780
Other non-current liabilities	2,286	2,204
Shareholders' equity	69,066	59,876
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(39,252)	(47,753)
Non-controlling interests	1,217	528
Total liabilities and shareholders´ equity	179,190	190,010
20

Table 20 - Statement of Cash Flows – Consolidated

US$ million	3Q21	2Q21	3Q20	9M21	9M20
Cash flows from Operating activities
Net income (loss) for the period	5,954	8,156	(257)	14,310	(10,669)
Adjustments for:
Pension and medical benefits (actuarial expense)	1,168	323	358	1,806	1,175
Results of equity-accounted investments	(291)	(1,026)	168	(1,500)	677
Depreciation, depletion and amortization	3,108	2,822	2,873	8,786	9,209
Impairment of assets (reversal)	(3,098)	90	(13)	(2,918)	13,358
Allowance (reversals) for credit loss on trade and other receivables	(10)	11	(8)	(14)	124
Exploratory expenditure write-offs	27	56	185	214	223
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(111)	(56)	(177)	(182)	(92)
Foreign exchange, indexation and finance charges	4,580	(1,892)	4,253	8,232	12,458
Deferred income taxes, net	115	3,683	(572)	3,998	(4,186)
Revision and unwinding of discount on the provision for decommissioning costs	198	195	164	587	518
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(10)	(973)	(5)	(983)	(3,262)
Inventory write-down (write-back) to net realizable value	−	(2)	3	(3)	375
Results from co-participation agreements in bid areas	(667)	−	−	(667)	−
Assumption of interest in concessions	(98)	−	−	(98)	−
Early termination and cash outflows revision of lease agreements	(121)	(157)	(26)	(348)	(173)
Decrease (Increase) in assets
Trade and other receivables, net	(752)	(607)	435	(1,487)	(69)
Inventories	(585)	394	(364)	(2,164)	742
Judicial deposits	(330)	(287)	(186)	(768)	(914)
Other assets	57	(233)	872	(125)	451
Increase (Decrease) in liabilities
Trade payables	510	(276)	463	850	171
Other taxes payable	1,988	1,358	1,527	4,451	1,978
Pension and medical benefits	(392)	(687)	(162)	(2,055)	(821)
Provisions for legal proceedings	158	170	(5)	123	(274)
Short-term benefits	89	(137)	(50)	(139)	1,060
Provision for decommissioning costs	(201)	(162)	(141)	(526)	(313)
Other liabilities	69	51	(717)	161	373
Income taxes paid	(827)	9	(34)	(946)	(301)
Net cash provided by operating activities	10,528	10,823	8,584	28,595	21,818
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	(1,505)	(1,485)	(1,115)	(4,640)	(4,486)
Investments in investees	(4)	(9)	(1)	(15)	(941)
Proceeds from disposal of assets - Divestment	2,404	301	604	2,906	1,038
Financial compensation for the Búzios Co-participation Agreement	2,938	−	−	2,938	−
Divestment (Investment) in marketable securities	26	66	(150)	117	(5)
Dividends received	94	133	97	294	201
Net cash provided (used) by investing activities	3,953	(994)	(565)	1,600	(4,193)
Cash flows from Financing activities
Changes in non-controlling interest	3	5	(39)	(11)	(64)
Financing and loans, net:
Proceeds from financing	86	1,614	101	1,754	15,897
Repayment of principal - finance debt	(6,932)	(10,495)	(12,376)	(20,490)	(19,598)
Repayment of interest - finance debt	(643)	(148)	(961)	(1,870)	(2,658)
Repayment of lease liability	(1,482)	(1,432)	(1,400)	(4,381)	(4,371)
Dividends paid to Shareholders of Petrobras	(3,980)	(1,848)	−	(5,828)	(1,020)
Dividends paid to non-controlling interests	(36)	(39)	(8)	(75)	(38)
Net cash provided by (used) in financing activities	(12,984)	(12,343)	(14,683)	(30,901)	(11,852)
Effect of exchange rate changes on cash and cash equivalents	(394)	372	(102)	(94)	(446)
Net increase (decrease) in cash and cash equivalents	1,103	(2,142)	(6,766)	(800)	5,327
Cash and cash equivalents at the beginning of the period	9,822	11,964	19,470	11,725	7,377
Cash and cash equivalents at the end of the period	10,925	9,822	12,704	10,925	12,704

21

Financial information by business areas

Table 21 - Consolidated Income by Segment – 9M21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	39,803	53,480	8,306	360	(42,014)	59,935
Intersegments	39,013	1,011	1,832	158	(42,014)	−
Third parties	790	52,469	6,474	202	−	59,935
Cost of sales	(17,142)	(46,848)	(5,658)	(355)	40,291	(29,712)
Gross profit	22,661	6,632	2,648	5	(1,723)	30,223
Expenses	2,728	(1,951)	(2,183)	(1,537)	(18)	(2,961)
Selling expenses	−	(1,154)	(1,955)	(10)	(18)	(3,137)
General and administrative expenses	(111)	(108)	(52)	(599)	−	(870)
Exploration costs	(538)	−	−	−	−	(538)
Research and development expenses	(304)	(8)	(19)	(84)	−	(415)
Other taxes	(118)	(100)	(99)	(52)	−	(369)
Impairment of assets	3,099	(13)	(169)	1	−	2,918
Other income and expenses	700	(568)	111	(793)	−	(550)
Operating income (loss)	25,389	4,681	465	(1,532)	(1,741)	27,262
Net finance income (expense)	−	−	−	(8,482)	−	(8,482)
Results in equity-accounted investments	85	885	85	445	−	1,500
Income (loss) before income taxes	25,474	5,566	550	(9,569)	(1,741)	20,280
Income taxes	(8,630)	(1,593)	(158)	3,819	592	(5,970)
Net Income (Loss)	16,844	3,973	392	(5,750)	(1,149)	14,310
Net income (loss) attributable to:
Shareholders of Petrobras	16,847	3,972	333	(5,764)	(1,149)	14,239
Non-controlling interests	(3)	1	59	14	−	71
	16,844	3,973	392	(5,750)	(1,149)	14,310

Table 22 - Consolidated Income by Segment – 9M20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	25,400	35,696	5,469	627	(27,420)	39,772
Intersegments	24,752	623	1,881	164	(27,420)	−
Third parties	648	35,073	3,588	463	−	39,772
Cost of sales	(14,069)	(33,169)	(2,716)	(601)	27,744	(22,811)
Gross profit	11,331	2,527	2,753	26	324	16,961
Expenses	(13,991)	(3,074)	(1,840)	(934)	(19)	(19,858)
Selling expenses	−	(2,016)	(1,706)	(16)	(18)	(3,756)
General and administrative expenses	(131)	(159)	(67)	(654)	−	(1,011)
Exploration costs	(437)	−	−	−	−	(437)
Research and development expenses	(166)	(8)	(4)	(77)	−	(255)
Other taxes	(460)	(87)	(19)	(195)	−	(761)
Impairment of assets	(13,180)	(43)	32	(167)	−	(13,358)
Other income and expenses	383	(761)	(76)	175	(1)	(280)
Operating income (loss)	(2,660)	(547)	913	(908)	305	(2,897)
Net finance income (expense)	−	−	−	(10,994)	−	(10,994)
Results in equity-accounted investments	(157)	(549)	82	(53)	−	(677)
Income (loss) before income taxes	(2,817)	(1,096)	995	(11,955)	305	(14,568)
Income taxes	904	186	(310)	3,222	(103)	3,899
Net Income (Loss)	(1,913)	(910)	685	(8,733)	202	(10,669)
Net income (loss) attributable to:
Shareholders of Petrobras	(1,910)	(865)	627	(8,422)	202	(10,368)
Non-controlling interests	(3)	(45)	58	(311)	−	(301)
	(1,913)	(910)	685	(8,733)	202	(10,669)
22

Table 23 - Quarterly Consolidated Income by Segment – 3Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	14,628	20,500	3,444	89	(15,406)	23,255
Intersegments	14,289	438	647	32	(15,406)	−
Third parties	339	20,062	2,797	57	−	23,255
Cost of sales	(6,302)	(18,274)	(2,666)	(91)	15,470	(11,863)
Gross profit	8,326	2,226	778	(2)	64	11,392
Expenses	3,706	(1,029)	(772)	(899)	(6)	1,000
Selling expenses	5	(416)	(683)	(3)	(6)	(1,103)
General and administrative expenses	(51)	(37)	(19)	(230)	−	(337)
Exploration costs	(133)	−	−	−	−	(133)
Research and development expenses	(113)	(2)	(2)	(34)	−	(151)
Other taxes	(78)	(36)	(52)	(51)	−	(217)
Impairment of assets	3,201	(13)	(90)	−	−	3,098
Other income and expenses	875	(525)	74	(581)	−	(157)
Operating income (loss)	12,032	1,197	6	(901)	58	12,392
Net finance income (expense)	−	−	−	(4,862)	−	(4,862)
Results in equity-accounted investments	29	257	12	(7)	−	291
Income (loss) before income taxes	12,061	1,454	18	(5,770)	58	7,821
Income taxes	(4,090)	(408)	(2)	2,652	(19)	(1,867)
Net income (loss)	7,971	1,046	16	(3,118)	39	5,954
Net income (loss) attributable to:
Shareholders of Petrobras	7,971	1,046	3	(3,121)	39	5,938
Non-controlling interests	−	−	13	3	−	16
	7,971	1,046	16	(3,118)	39	5,954

Table 24 - Quarterly Consolidated Income by Segment – 2Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	13,509	19,007	2,654	116	(14,304)	20,982
Intersegments	13,271	338	633	62	(14,304)	−
Third parties	238	18,669	2,021	54	−	20,982
Cost of sales	(5,606)	(16,737)	(1,660)	(114)	13,959	(10,158)
Gross profit	7,903	2,270	994	2	(345)	10,824
Expenses	(458)	(522)	(665)	(278)	(6)	(1,929)
Selling expenses	(5)	(403)	(669)	(3)	(6)	(1,086)
General and administrative expenses	(28)	(39)	(16)	(177)	−	(260)
Exploration costs	(191)	−	−	−	−	(191)
Research and development expenses	(106)	(3)	(12)	(26)	−	(147)
Other taxes	(24)	(23)	(24)	25	−	(46)
Impairment of assets	(7)	−	(79)	(4)	−	(90)
Other income and expenses	(97)	(54)	135	(93)	−	(109)
Operating income (loss)	7,445	1,748	329	(276)	(351)	8,895
Net finance income (expense)	−	−	−	2,019	−	2,019
Results in equity-accounted investments	33	520	33	440	−	1,026
Income (loss) before income taxes	7,478	2,268	362	2,183	(351)	11,940
Income taxes	(2,531)	(595)	(111)	(666)	119	(3,784)
Net income (loss)	4,947	1,673	251	1,517	(232)	8,156
Net income (loss) attributable to:
Shareholders of Petrobras	4,948	1,673	226	1,506	(232)	8,121
Non-controlling interests	(1)	−	25	11	−	35
	4,947	1,673	251	1,517	(232)	8,156

23

Table 25 - Other Income and Expenses by Segment – 9M21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(1,255)	−	(1,255)
Unscheduled stoppages and pre-operating expenses	(952)	(12)	(20)	(9)	−	(993)
Gains / (losses) related to legal, administrative and arbitration proceedings	(181)	(422)	(2)	60	−	(545)
Variable compensation program	(139)	(77)	(16)	(115)	−	(347)
Profit sharing	(37)	(25)	(2)	(29)	−	(93)
Gains/(losses) with Commodities Derivatives	−	−	−	(56)	−	(56)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(40)	−	(40)
Equalization of expenses - Production Individualization Agreements	(33)	−	−	−	−	(33)
Voluntary Separation Plan - PDV	(1)	5	−	4	−	8
Fines imposed on suppliers	97	15	7	5	−	124
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	148	1	55	18	−	222
Amounts recovered from Lava Jato investigation	8	−	−	214	−	222
Transfer of rights on concession agreements	298	−	−	−	−	298
Early termination and changes to cash flow estimates of leases	351	29	(22)	(11)	−	347
Expenses/Reimbursements from E&P partnership operations	425	−	−	−	−	425
Recoverable taxes (*)	−	10	31	502	−	543
Results from co-participation agreements in bid areas	667	−	−	−	−	667
Others	49	(92)	80	(81)	−	(44)
	700	(568)	111	(793)	−	(550)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

Table 26 - Other Income and Expenses by Segment – 9M20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(699)	−	(699)
Unscheduled stoppages and pre-operating expenses	(937)	(94)	(71)	(5)	−	(1,107)
Gains / (losses) related to legal, administrative and arbitration proceedings	(211)	(265)	66	20	−	(390)
Variable compensation program	13	(4)	1	5	−	15
Profit sharing	−	(16)	−	−	−	(16)
Gains/(losses) with Commodities Derivatives	−	−	−	(301)	−	(301)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(43)	−	−	(43)
Equalization of expenses - Production Individualization Agreements	709	−	−	−	−	709
Voluntary Separation Plan - PDV	(362)	(305)	(26)	(329)	−	(1,022)
Fines imposed on suppliers	75	4	1	4	−	84
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	238	(50)	11	(66)	−	133
Amounts recovered from Lava Jato investigation	8	−	−	93	−	101
Transfer of rights on concession agreements	−	−	−	−	−	−
Early termination and changes to cash flow estimates of leases	161	−	6	6	−	173
Expenses/Reimbursements from E&P partnership operations	672	−	−	−	−	672
Recoverable taxes (*)	−	10	1	1,499	−	1,510
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Others	17	(41)	(22)	(52)	(1)	(99)
	383	(761)	(76)	175	(1)	(280)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

24

Table 27 - Other Income and Expenses by Segment – 3Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(816)	−	(816)
Unscheduled stoppages and pre-operating expenses	(325)	(4)	(6)	(7)	−	(342)
Gains / (losses) related to legal, administrative and arbitration proceedings	(107)	(427)	1	263	−	(270)
Variable compensation program	(63)	(33)	(8)	(48)	−	(152)
Profit sharing	(14)	(10)	(1)	(10)	−	(35)
Gains/(losses) with Commodities Derivatives	−	−	−	(14)	−	(14)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(7)	−	(7)
Voluntary Separation Plan - PDV	(1)	4	−	(2)	−	1
Equalization of expenses - Production Individualization Agreements	19	−	−	−	−	19
Amounts recovered from Lava Jato investigation	8	−	−	18	−	26
Recoverable taxes (*)	−	7	4	26	−	37
Fines imposed on suppliers	33	10	3	1	−	47
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	115	(30)	15	18	−	118
Early termination and changes to cash flow estimates of leases	112	13	1	(5)	−	121
Expenses/Reimbursements from E&P partnership operations	134	−	−	−	−	134
Transfer of rights on concession agreements	288	−	−	−	−	288
Results from co-participation agreements in bid areas	667	−	−	−	−	667
Others	9	(55)	65	2	−	21
	875	(525)	74	(581)	−	(157)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

Table 28 - Other Income and Expenses by Segment – 2Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(221)	−	(221)
Unscheduled stoppages and pre-operating expenses	(336)	(6)	(8)	(1)	−	(351)
Gains / (losses) related to legal, administrative and arbitration proceedings	(31)	(35)	(3)	(257)	−	(326)
Variable compensation program	(39)	(22)	(5)	(35)	−	(101)
Profit sharing	(12)	(8)	−	(10)	−	(30)
Gains/(losses) with Commodities Derivatives	−	−	−	(19)	−	(19)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Voluntary Separation Plan - PDV	2	3	−	(1)	−	4
Equalization of expenses - Production Individualization Agreements	(9)	−	−	−	−	(9)
Amounts recovered from Lava Jato investigation	−	−	−	55	−	55
Recoverable taxes (*)	−	−	27	458	−	485
Fines imposed on suppliers	40	3	2	3	−	48
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(90)	19	127	−	−	56
Early termination and changes to cash flow estimates of leases	167	20	(25)	(5)	−	157
Expenses/Reimbursements from E&P partnership operations	191	−	−	−	−	191
Transfer of rights on concession agreements	−	−	−	−	−	−
Results from co-participation agreements in bid areas	0	0	0	0	0	−
Others	20	(28)	20	(60)	−	(48)
	(97)	(54)	135	(93)	−	(109)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

25

Table 29 - Consolidated Assets by Segment – 09.30.2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	116,198	35,173	10,277	22,815	(5,273)	179,190

Current assets	4,880	13,128	3,592	14,252	(5,272)	30,580
Non-current assets	111,318	22,045	6,685	8,563	(1)	148,610
Long-term receivables	4,873	2,333	302	6,765	(1)	14,272
Investments	410	1,332	121	21	−	1,884
Property, plant and equipment	103,320	18,284	6,192	1,606	−	129,402
Operating assets	92,530	15,764	3,772	1,350	−	113,416
Assets under construction	10,789	2,520	2,420	257	−	15,986
Intangible assets	2,715	96	70	171	−	3,052

Table 30 - Consolidated Assets by Segment – 12.31.2020

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	120,280	32,049	10,296	30,810	(3,425)	190,010

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	−	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	−	124,201
Operating assets	84,916	18,304	4,300	1,238	−	108,758
Assets under construction	10,305	2,537	2,315	286	−	15,443
Intangible assets	14,590	98	124	136	−	14,948
26

Table 31 - Reconciliation of Adjusted EBITDA by Segment – 9M21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	16,844	3,973	392	(5,750)	(1,149)	14,310
Net finance income (expense)	−	−	−	8,482	−	8,482
Income taxes	8,630	1,593	158	(3,819)	(592)	5,970
Depreciation, depletion and amortization	6,690	1,640	326	130	−	8,786
EBITDA	32,164	7,206	876	(957)	(1,741)	37,548
Results in equity-accounted investments	(85)	(885)	(85)	(445)	−	(1,500)
Impairment	(3,099)	13	169	(1)	−	(2,918)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	41	−	41
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(148)	(2)	(55)	(20)	−	(225)
Results from co-participation agreements in bid areas	(667)	−	−	−	−	(667)
Adjusted EBITDA	28,165	6,332	905	(1,382)	(1,741)	32,279

Table 32 - Reconciliation of Adjusted EBITDA by Segment – 9M20

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	(1,913)	(910)	685	(8,733)	202	(10,669)
Net finance income (expense)	−	−	−	10,994	−	10,994
Income taxes	(904)	(186)	310	(3,222)	103	(3,899)
Depreciation, depletion and amortization	7,122	1,565	367	155	−	9,209
EBITDA	4,305	469	1,362	(806)	305	5,635
Results in equity-accounted investments	157	549	(82)	53	−	677
Impairment	13,180	43	(32)	167	−	13,358
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	43	−	−	43
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(238)	50	(11)	66	−	(133)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	17,404	1,111	1,280	(520)	305	19,580

27

Table 33 - Reconciliation of Adjusted EBITDA by Segment – 3Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	7,971	1,046	16	(3,118)	39	5,954
Net finance income (expense)	−	−	−	4,862	−	4,862
Income taxes	4,090	408	2	(2,652)	19	1,867
Depreciation, depletion and amortization	2,383	568	113	44	−	3,108
EBITDA	14,444	2,022	131	(864)	58	15,791
Results in equity-accounted investments	(29)	(257)	(12)	7	−	(291)
Impairment	(3,201)	13	90	−	−	(3,098)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	7	−	7
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(115)	29	(15)	(18)	−	(119)
Results from co-participation agreements in bid areas	(667)	−	−	−	−	(667)
Adjusted EBITDA	10,432	1,807	194	(868)	58	11,623

Table 34 - Reconciliation of Adjusted EBITDA by Segment – 2Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	4,947	1,673	251	1,517	(232)	8,156
Net finance income (expense)	−	−	−	(2,019)	−	(2,019)
Income taxes	2,531	595	111	666	(119)	3,784
Depreciation, depletion and amortization	2,137	532	107	46	−	2,822
EBITDA	9,615	2,800	469	210	(351)	12,743
Results in equity-accounted investments	(33)	(520)	(33)	(440)	−	(1,026)
Impairment	7	−	79	4	−	90
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	90	(19)	(127)	(1)	−	(57)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	9,679	2,261	388	(227)	(351)	11,750

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Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – EBITDA plus results in equity-accounted investments; impairment, cumulative translation adjustment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer